

Mail Stop 4720

January 31, 2017

Emilio Santandreu
President, Chief Executive Officer and Managing Member
Our MicroLending, LLC
3191 Coral Way, Suite 109
Miami, FL 33145

> **Re:** **Our MicroLending, LLC**
> **Amendment No. 1**
> **Offering Statement on Form 1-A**
> **Filed January 4, 2017**
> **File No. 024-10595**

Dear Mr. Santandreu:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

Risk Factors

Risks Relating to Our Business

If we are unable to control the level of non-performing loans in the future…,page 4

1. Revise this risk factor to present the total balance of loans that were more than 180 days past due, rather than presenting the balance net of loan loss reserves. Investors should be able to understand the total number of loans that are significantly delinquent, as well as the extent to which you have loan loss reserves to cover those delinquencies. Make conforming changes to your disclosure regarding loans that are 90 days past due on page 16.

Description of Business and Management Discussion of Financial Condition

Overview, page 10

2. We note your discussion regarding your administration of $4.85 million in funds under
    the Florida Microfinance Act. We also note your disclosure in Note 4 of audited
    financials in which you state that $4,776,750 of these funds, held in CD's, were "due to
    the state." To the extent that you may have to make significant repayments of the grant
    funds, or the funds provided by the State of Florida, please revise your disclosure to
    highlight this future claim on your cash. Alternatively, please explain this potential
    discrepancy.

Defaults; Collection Activities, page 16

3. Please revise the disclosures regarding loans with an aggregate principal amount which
    were classified as more than 90 days past due to be consistent with the amounts
    appearing in Note 5 – Allowance for Loan Losses on page 13.

Part F/S Financial Statements

Independent Auditor's Report, page 2

4. Please revise the audit opinion to include the consolidated statements of operations.

Consolidated Statement of Cash Flows, page 6

5. We acknowledge your response to prior comment 10. Please revise the consolidated
    statement of cash flows to reflect accrued interest expense and deferred income as cash
    flows from operating activities. Please also revise the interim financial statements
    accordingly.

6. Please disclose when you received the FY 2015 and FY 2016 awards of $200,000 from
    the CDBG Block of the Miami-Dade County. Please tell us how these awards were
    recorded in the consolidated statements of cash flows.

7. You received a $600,000 award from the CDFI Fund. Please tell us where you disclosed
    this award in the consolidated statements of cash flows.

Note 6 – Accounts Receivable – Other, page 13

8. The Accounts Receivable – Other amount is $0 at December 31, 2014. Please revise the disclosure that the Accounts Receivable – Other amount is $850,000 at December 31, 2014.

Note 18 – Fair Value Measurements, pages 17-18

9. We acknowledge your response to prior comment 13. Please expand the disclosure to provide information at and for the year ended December 31, 2014.

10. We acknowledge your response to prior comment 16. Please revise your disclosures to provide qualitative information on how the internal risk ratings relate to the likelihood of loss.

Note 7 – Other Assets, page 14

11. We acknowledge your response to prior comment 18. Please cite for us the applicable accounting literature which allows you to capitalize promotion and publicity expenses and bonuses.

Recently Issued Accounting Standards

12. We acknowledge your response to prior comment 19. Please disclose the impact of recently issued accounting standards not yet adopted by the company.

Consolidated Financial Statements

September 30, 2106 (Unaudited)

13. Please revise the headings on pages 1, 2 and 4 to read Our MicroLending LLC and Subsidiary and refer to the Consolidated Balance Sheet, Consolidated Statement of Operations and Consolidated Statements of Cash Flows.

Consolidated Statements of Operations, page 2

14. You appear to have recognized $522,950 of the $650,000 CDFI Award received on March 21, 2016 and fully disbursed on April 30, 2016 in the 2015 fiscal year. Please tell us why you recognized revenue in 2015 for the CDFI Award received in 2016.

Emilio Santandreu
Our MicroLending, LLC
January 31, 2017
Page 4

<u>Consolidated Statements of Cash Flows, page 4</u>

15. Please provide us with the changes in Other current assets, Other assets, Accounts payable, CDFI award FY 2015 and Deferred Income that support the amounts disclosed in the Consolidated Statement of Cash Flows.

<u>Part III – Exhibits</u>

<u>Exhibit 6. Auditor Consent</u>

16. We acknowledge your response to prior comment 21. We are unable to find Exhibit 6. Please file a signed and dated consent from your independent registered public accounting firm.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan, Staff Attorney, at (202) 551-8636, or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Brian Recor, Esq.
        Recor Rieber, P.A.